SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 August 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, 13 August 2010

                   re:  Director/PDMR Shareholding

13 August 2010

RNS Announcement

Notification of transactions by persons discharging managerial responsibilities

Ordinary shares of 10p each

On 13 August 2010 as a result of the completion over a period of time of a number of corporate actions (the Capitalisation Issue on 11 May 2009, the Placing and Compensatory Open Offer on 8 June 2009 and the Rights Issue on 14 December 2009), conditional awards held by the individuals set out below under the Lloyds Banking Group long-term incentive plan (LTIP) and employee share option schemes have been adjusted in line with a standard, HMRC approved formula.

We disclosed to our shareholders in our Prospectuses for the Capitalisation Issue (3 November 2008), the Placing and Compensatory Open Offer (20 May 2009) and the Rights Issue (3 November 2009) that options and awards under the Lloyds Banking Group Employee Share Plans might be adjusted, where appropriate, to take into account these corporate actions.

Adjustments have been made today to LTIP awards to take into account the Capitalisation Issue and the Rights Issue. Adjustments have also been made to options held by members of the Group’s Executive Committee under employee share option schemes to take account of the Capitalisation Issue, Placing and Compensatory Open Offer and Rights Issue.

Employee shareholders received shares as part of the Capitalisation Issue. They were also generally permitted to participate in the Placing and Compensatory Open Offer and Rights Issue with respect to their private shareholdings. However, they were not eligible to participate with respect to active employee share plans that gave them a future right to acquire shares. Because the Placing and Compensatory Open Offer and Rights Issue were at a discount to current market value and the Capitalisation Issue resulted in the issuance of more shares, there was a dilution of the value of share awards as a consequence of these corporate actions.

Holders of these awards are not receiving any benefit over and above what they already had before the Capitalisation Issue, Placing and Compensatory Open Offer and Rights Issue. The formula that has been used to adjust share awards is a standard, HMRC-approved formula.

The details of the adjusted LTIP awards and share options for members of the Group’s Executive Committee are set out below. The awards and options will vest according to the original timetable and remain subject to the scheme rules as approved by the Group’s shareholders.

	Original year of award	Maximum potential vesting (shares) before adjustment	Adjusted Maximum potential vesting (shares)	Original exercise price (where relevant)	Adjusted exercise price (where relevant)
J.E. Daniels	2008 a	1,098,372	1,690,757	-	-
	2009 a	3,742,108	5,760,339	-	-
	2004 b	131,484	265,051	419.25p	207.97p
	2005 b	430,547	867,914	474.25p	235.26p
M.A. Fisher	2009 a	2,530,894	3,895,881	-	-
	2009 c	1,288,933	1,984,093	-	-
A.G. Kane	2008 a	541,252	833,165	-	-
	2009 a	2,133,182	3,283,671	-	-
	2001 b	34,759	70,068	655p	324.92p
	2004 b	73,255	147,669	419.25p	207.97p
	2005 b	247,891	499,709	474.25p	235.26p
A.S. Risley	2008 a	229,344	353,036	-	-
	2009 a	1,355,835	2,087,077	-	-
C.F. Sergeant	2008 a	235,459	362,449	-	-
	2009 a	1,627,003	2,504,494	-	-
	2004 b	64,400	129,820	419.25p	207.97p
	2005 b	164,390	331,384	474.25p	235.26p
G.T. Tate	2008 a	679,186	1,045,491	-	-
	2009 a	2,313,959	3,561,947	-	-
	2004 b	64,400	129,820	419.25p	207.97p
	2004 b	27,357	55,147	403p	199.91p
	2005 b	247,891	499,709	474.25p	235.26p
T.J.W. Tookey	2008 a	93,266	143,567	-	-
	2009 a	2,169,338	3,339,327	-	-
H.A. Weir	2008 a	663,267	1,020,987	-	-
	2009 a	2,259,727	3,478,465	-	-
	2004 b	77,868	156,968	424.75p	210.70p
	2005 b	247,891	499,709	474.25p	235.26p

a LTIP

b Share option

c The nil-cost option held by Mr. M.A. Fisher under the Lloyds TSB Group executive share plan 2003 was adjusted in order to keep its value whole and to ensure that it was not adversely affected by the Rights Issue and the Capitalisation Issue. As we announced on 3 July 2009, the option had already been adjusted to take into account the Placing and Compensatory Open Offer. No other changes to the terms of this option have been made.

This notification relates to a transaction notified to Lloyds Banking Group plc 13 August 2010 in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Media contact:

Beth Longcroft, Lloyds Banking Group press office

Tel: 020 7356 2491
Email: beth.longcroft@lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:   13 August 2010